EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Earnings (loss) per common share - basic
Net income (loss)	$764	$(904)	$1,907	$(102)

Weighted average common shares outstanding	2,490,045	2,509,088	2,497,666	2,507,466

Earning (loss) per common share	$0.31	$(0.36)	$0.76	$(0.04)

Earnings (loss) per common share – diluted
Net income (loss)	$764	$(904)	$1,907	$(102)

Weighted average common shares outstanding – basic	2,490,045	2,509,088	2,497,666	2,507,466
Effect of dilutive securities - stock options and unvested restricted stock	69,462	60,914	72,104	61,503
Weighted average shares outstanding – diluted	2,559,507	2,570,002	2,569,770	2,568,969

Earning (loss) per common share	$0.30	$(0.36)	$0.74	$(0.04)

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